UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March 2009
Commission File Number 000-27811

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)

60 Woodlands Industrial Park D
Street 2, Singapore 738406
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-1.1 Underwriting Agreement dated March 9, 2009 by and among the Company, Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte.

Chartered Semiconductor Manufacturing Ltd. (the “Company”) is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement filed on Form F-3 (Registration No. 333-155774).
Other Events
In connection with the Company’s previously announced rights offering on March 9, 2009 in Singapore, the Company entered into an underwriting agreement with Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte., dated March 9, 2009. A copy of the underwriting agreement is attached hereto as Exhibit 1.1.
Exhibit
1.1	Underwriting Agreement dated March 9, 2009 by and among the Company, Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 10, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX
1.1	Underwriting Agreement dated March 9, 2009 by and among the Company, Citigroup Global Markets Singapore Pte. Ltd., Deutsche Bank AG, Singapore Branch and Morgan Stanley Asia (Singapore) Pte.